[Letterhead of Orrick, Herrington & Sutcliffe LLP]

December 14, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	American Express Issuance Trust II
American Express Receivables Financing Corporation VIII LLC
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation VIII LLC, as Depositor to the American Express Issuance Trust II, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Registration Statement on Form S-3.

The registration fee of $136.40 with respect to the above-mentioned Form S-3 filing has been transmitted to the U.S. Bank lockbox depository via wire transfer with a reference to CIK Number 0001562918.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5189.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Robert B. Moyle

Robert B. Moyle

Enclosure